June 7, 2019

Alexander Aginsky
Chief Executive Officer
Building Bits Properties I, LLC
425 NW 10th Ave, Suite 306
Portland, OR 97209

       Re: Building Bits Properties I, LLC
           Offering Statement on Form 1-A
           Post-Qualification Amendment No. 2
           Filed May 24, 2019
           File No. 024-10839

Dear Mr. Aginsky:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A POS filed May 24, 2019

Cover Page

1. Please revise the disclosure throughout, including the table on the cover page, to specify the minimum offering amounts for each class of security offered. If there is no minimum for the Common or Preferred Bits, as a standalone class, please provide clear disclosure of this.
2. Revise to highlight the different attributes of the Preferred Bits. Risk Factors
Investors in this offering that purchase Preferred Bits, page 7

3. Please revise to highlight the extent to which the no minimum nature of the Common Bit offering may intensify this risk. In addition, given that there is no market for the Bits,
 Alexander Aginsky
Building Bits Properties I, LLC
June 7, 2019
Page 2
       emphasize the extent to which Common Bit holders have no exit strategy other than a liquidation or change in control of the property.
Plan of Distribution, page 15

4. Please explain how you will allocate shares among Common and Preferred subscribers if the offering is oversubscribed.


        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Josh Lobert, Staff Attorney, at 202-551-7150 or Kim Mcmanus, Senior
Attorney, at 202-551-3215 with any questions.



                                                             Sincerely,

FirstName LastNameAlexander Aginsky                          Division of
Corporation Finance
                                                             Office of Real
Estate and
Comapany NameBuilding Bits Properties I, LLC
                                                             Commodities
June 7, 2019 Page 2
cc:       Andrew Stephenson
FirstName LastName